Exhibit 10.1

CONTACT:	Julie Lorigan Vice President, Investor Relations (781) 741-7775

Margery B. Myers Vice President, Corporate Communications and Public Relations (781) 741-4019

Stacy Berns/Melissa Jaffin — Investor/Media Relations Berns Communications Group (212) 994-4660
TALBOTS REPORTS SECOND QUARTER RESULTS
-Earnings Per Share Exceed Expectations
-Strong Sales Trends in Core Talbots Brand
-Company Pleased with Merger Integration Progress
     Hingham, MA, August 16, 2006— The Talbots, Inc. (NYSE:TLB) today announced a net loss of $3.9 million or $0.07 per share on a GAAP basis for the second quarter ended July 29, 2006. This loss includes acquisition related costs and adjustments of approximately $0.14 per share and $0.03 per share of stock option expense. Excluding these costs, earnings per diluted share were positive $0.10 for the combined Company, compared to the $0.35 reported last year for the Talbots brand only.
     Total consolidated Company sales for the thirteen-week period were $571 million. By brand, retail sales increased to $404 million for Talbots compared to $389 million last year, and were $73 million for J. Jill. Consolidated direct marketing sales for the thirteen-week period were $95 million, including catalog and Internet.
     Sales for the J. Jill brand represent approximately 20% of the total combined company sales volume.
     Total Company comparable store sales rose 1.3% for the second quarter. By brand, comparable store sales for Talbots increased 3.0% and were negative 8.2% for the J. Jill brand.

     Arnold B. Zetcher, Chairman, President and Chief Executive Officer, commented, “Our second quarter results were positively driven by strong sales of our core Talbots brand apparel, which started to gain traction in early April. We saw particularly strong selling trends across all Talbots brand channels throughout June and July, which offset much of the softness in sales of our J. Jill brand merchandise during the quarter.”
     “This is the first period we are reporting operating results as a combined multi-brand specialty retailer, and we are very pleased that second quarter performance exceeded our recent expectations and was better than First Call consensus estimate.”
     During the quarter, the Company opened 3 Talbots stores and 5 J. Jill stores. At the end of the period, the Company had a total of 1,297 stores, which included 1,087 Talbots stores and 210 J. Jill stores. The Company currently plans to open a net of 69 stores in the second half, with 40 net new Talbots locations and 29 new J. Jill locations. By the end of fiscal 2006, the Company expects to operate a total of approximately 1,366 stores.
Operating Results for the Six-Month Period
     Total Company operating performance for the six-month period ending July 29, 2006 includes J. Jill brand results for the period beginning May 3, 2006, which was the effective date of the acquisition.
     For the six-month period, total consolidated Company net income was $23.5 million or $0.44 per diluted share on a GAAP basis and includes acquisition related costs and adjustments of approximately $0.16 per share and $0.07 per share of stock option expense. Excluding these costs, consolidated earnings per diluted share were $0.67, compared to the $0.98 reported last year for the Talbots brand only.
     Total consolidated Company sales were $1,024 million for the first half of the year. By brand, retail sales increased to $789 million for Talbots compared to $767 million last year, and were $73 million for J. Jill. Consolidated direct marketing sales for the six-month period were $163 million, including catalog and Internet.

     Total Company comparable store sales rose 1.1% for the six-month period. By brand, comparable store sales for Talbots increased 1.9%. J. Jill’s comparable store sales were negative 8.2% for the period beginning May 3, 2006 through July 29, 2006.
     Mr. Zetcher added, “We have made significant progress with our merger integration efforts with J. Jill, and identified various synergy opportunities in sourcing, distribution, store operations and back-office functions. We’ve moved forward with our initiatives necessary to achieve these cost savings, and continue to be quite confident in our ability to deliver in excess of $30 million in cost savings in fiscal 2007, up from our original estimate of $25 million.”
Second Half of 2006 Outlook
     “We are looking ahead to the second half of the year with optimism. For the Talbots brand, we are hopeful for continued momentum in our selling trends as we enter the fall season, driven by three key initiatives: a broader selection of styles, a better balance of entry-level priced merchandise, and strategic adjustments to our product flow in the third quarter. We are excited about our new merchandise assortments and believe we are on the right track to deliver stronger sales and earnings in the back half.”
     “As for our newly acquired J. Jill brand, we will continue with our initiatives to stabilize long term performance. This includes better execution of the retail and direct businesses, such as the unification of the J. Jill promotional calendar and sharper pricing across key product categories. In addition, as we get deeper into the fall season, we feel that our merchandise is more versatile and brand appropriate, offering our customer a sophisticated, feminine color palette and a more flattering fit.”
     “As previously stated, we continue to expect a positive low single digit comparable store sales increase for the combined Company in the second half, which would yield earnings per share on a GAAP basis approximately in the range of $0.50 — $0.55. Excluding anticipated acquisition related costs and adjustments of approximately $0.24 per share and approximately $0.07 in stock option expense, earnings per share would be in the range of $0.81 to $0.86 for the combined Company. This compares to the $0.74 reported last year for the Talbots only brand.”

     “In closing, we remain committed to building shareholder value. We are pleased with the progress we have made in effectively integrating J. Jill and are focused on delivering stronger top and bottom line results, beginning with the fall season,” concluded Mr. Zetcher.
Additional Disclosures
     As previously announced, Talbots will host a conference call today, August 16, 2006 at 10:00 am local time to discuss second quarter results. To listen to the live web cast please log on to http://www.talbots.com/about/investor.asp. The call will be archived on its web site www.talbots.com for a period of twelve months. In addition, an audio replay of the call will be available shortly after its conclusion and archived until August 18, 2006. This call may be accessed by dialing (877) 519-4471, passcode 7718239.
     The Talbots, Inc. is a leading international specialty retailer and cataloger of women’s, children’s and men’s apparel, shoes and accessories. The Company currently operates a total of 1,300 stores in 47 states, the District of Columbia, Canada and the U.K., with 1,090 stores under the Talbots brand name and 210 stores under the J. Jill brand name. Both brands target the age 35 plus customer population. Talbots brand on-line shopping site is located at www.talbots.com and the J. Jill brand on-line shopping site is located at www.jjill.com.

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     The foregoing contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “look,” “believe,” “anticipate,” “outlook,” “will,” “would,” “would yield,” or similar statements or variations of such terms. All of the “outlook” information (including future revenues, future comparable sales, future earnings, future EPS, and other future financial performance or operating measures) constitutes forward-looking information.
     Our outlook and other forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our Company which involve risks and uncertainty, including assumptions and projections concerning integration costs, acquisition-related costs and other adjustments, acquisition synergies, store traffic, levels of store sales including regular-price selling and markdown selling, and customer preferences. All of our outlook information and other forward-looking statements are as of the date of this release only. The Company can give no assurance that such outlook or expectations will prove to be correct and does not undertake to update or revise any “outlook” information or any other forward-looking statements to reflect actual results, changes in assumptions, estimates or projections, or other circumstances occurring after the date of this release, even if such results, changes or circumstances make it clear that any projected results will not be realized.
     Our forward-looking statements involve substantial known and unknown risks and uncertainties as to future events which may or may not occur, including the risk that the J. Jill business will not be successfully integrated, the risk that the cost savings and other synergies from the transaction may not be fully realized or may take longer to realize than expected, the risk that the acquisition will disrupt Talbots or J. Jill’s core business, transaction and integration costs, the reaction of Talbots and J. Jill customers and suppliers to the transaction, diversion of management time on merger-related issues, effectiveness of the Company’s brand awareness and marketing programs, any different or any increased negative trends in its regular-price or markdown selling, effectiveness of its Internet site, acceptance of the Company’s fashions including the Company’s 2006 seasonal fashions, the Company’s ability to anticipate and successfully respond to changing customer tastes and preferences and to produce the appropriate balance of merchandise offerings, the Company’s ability to sell its merchandise at regular prices as well as its ability to successfully execute its major sale events including the timing and levels of markdowns and appropriate balance of available markdown inventory, any difference between estimated and actual stock option expense, and retail economic conditions including consumer spending, In each case, actual results may differ materially from such forward-looking information.
     Certain other factors that may cause actual results to differ from such forward-looking statements are included in the Company’s Form 10-K (under “Risk Factors”) and in other periodic reports filed with the Securities and Exchange Commission and available on the Talbots website under “Investor Relations” and you are urged to carefully consider all such factors.
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THE TALBOTS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED JULY 29, 2006 AND JULY 30, 2005
Amounts in thousands except per share data

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	July 29,	July 30,	July 29,	July 30,
	2006	2005	2006	2005

Net Sales	$571,377	$449,577	$1,024,389	$896,108

Costs and Expenses
Cost of sales, buying and occupancy	399,249	298,560	671,449	562,839
Selling, general and administrative	171,586	120,281	307,185	246,499

Operating Income	542	30,736	45,755	86,770

Interest
Interest expense	7,629	983	14,381	1,963
Interest income	914	448	6,222	625

Interest Expense — net	6,715	535	8,159	1,338

Income (Loss) Before Taxes	(6,173)	30,201	37,596	85,432

Income Tax Expense (Benefit)	(2,315)	11,325	14,098	32,037

Net Income (Loss)	$(3,858)	$18,876	$23,498	$53,395

Net Income (Loss) Per Share:

Basic	$(0.07)	$0.36	$0.45	$1.00

Diluted	$(0.07)	$0.35	$0.44	$0.98

Weighted Average Number of Shares of Common Stock Outstanding:

Basic	52,222	52,714	52,420	53,178

Diluted	52,222	54,034	53,382	54,459

Cash Dividends Paid Per Share	$0.13	$0.12	$0.25	$0.23

THE TALBOTS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
JULY 29, 2006, JANUARY 28, 2006, AND JULY 30, 2005
Amounts in thousands

	July 29,	January 28,	July 30,
	2006	2006	2005

Cash and cash equivalents	$48,981	$103,020	$80,856
Marketable securities	12,434	—	—
Customer accounts receivable — net	194,923	209,749	187,750
Merchandise inventories	301,982	246,707	225,887
Other current assets	86,566	61,185	59,748

Total current assets	644,886	620,661	554,241

Property and equipment — net	522,788	387,536	391,768
Goodwill — net	256,684	35,513	35,513
Trademarks — net	155,884	75,884	75,884
Other intangible assets — net	90,528	—	—
Deferred income taxes	—	6,407	—
Other assets	28,101	20,143	18,914

TOTAL ASSETS	$1,698,871	$1,146,144	$1,076,320

Accounts payable	$97,905	$85,343	$59,492
Income taxes payable	26,986	37,909	37,194
Accrued liabilities	136,759	121,205	102,932
Current portion of long-term debt	80,449	—	—

Total current liabilities	342,099	244,457	199,618

Long-term debt less current portion	429,127	100,000	100,000
Deferred rent under lease commitments	110,496	110,864	108,778
Deferred income taxes	84,837	—	1,761
Other liabilities	83,665	63,855	65,587
Stockholders’ equity	648,647	626,968	600,576

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,698,871	$1,146,144	$1,076,320

THE TALBOTS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE TWENTY-SIX WEEKS ENDED JULY 29, 2006 AND JULY 30, 2005
Amounts in thousands

	Twenty-Six Weeks Ended
	July 29,	July 30,
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23,498	$53,395
Depreciation and amortization	54,230	45,340
Deferred and other items	16,559	12,544
Changes in:
Customer accounts receivable	14,845	11,494
Merchandise inventories	(7,689)	12,609
Accounts payable	5,690	(5,154)
Income taxes payable	(828)	9,989
All other working capital	(26,031)	(10,897)

	80,274	129,320

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of The J. Jill Group, Inc., net of cash acquired	(493,842)	—
Additions to property and equipment	(32,088)	(32,001)
Maturities of marketable securities	4,291	—

	(521,639)	(32,001)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under notes payable	445,000	—
Payment of notes payable	(45,104)	—
Proceeds from options exercised	2,442	5,052
Excess tax benefit from options exercised	464	—
Debt issuance costs	(1,308)	—
Cash dividends	(13,459)	(12,515)
Purchase of treasury stock	(1,113)	(40,607)

	386,922	(48,070)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	404	(204)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(54,039)	49,045

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	103,020	31,811

CASH AND CASH EQUIVALENTS, END OF PERIOD	$48,981	$80,856